EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-    ) pertaining to the 2016 Omnibus Stock Incentive Plan of Douglas Emmett, Inc. of (i) our reports dated February 19, 2016, with respect to the consolidated financial statements and schedule of Douglas Emmett, Inc. and the effectiveness of internal control over financial reporting of Douglas Emmett, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, and (ii) our report dated May 6, 2016, with respect to the combined statement of revenues and certain expenses of the four-building portfolio located in Los Angeles, California for the year ended December 31, 2015 attached as an exhibit to its Current Report (Form 8-K/A), all filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California
June 17, 2016